                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 6)1

                                  GenCorp Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    368682100
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 15, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |_|.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

--------

1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 2 of 22 pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,973,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,973,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,973,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 3 of 22 pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,973,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,973,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,973,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 4 of 22 pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,973,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,973,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,973,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 5 of 22 pages
----------------------------                           -------------------------

            The following constitutes Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically set forth.

   Item 3 is hereby amended and restated to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase price of the 3,973,100 Shares owned by Steel
Partners II is $43,197,795.  The Shares owned by Steel Partners II were acquired with partnership funds.

   Item 4 is hereby amended to add the following:

            On February 15, 2005,  Steel Partners II and the Issuer entered into a Shareholder Agreement (the "Agreement"), a copy of which is attached hereto as
Exhibit 7 and is  incorporated  herein by  reference.  Under  the  Agreement,  a representative  of Steel Partners II will be permitted to attend as a non-voting observer all meetings of the Board of Directors held during the period beginning on the date of the Agreement and ending on February 15, 2007; provided, however, that this period will end on February  15, 2006 if Steel  Partners II waives its non-voting  observer  rights prior to December 31, 2005 (the "Holding  Period").
The  Issuer  has  agreed to act in good  faith to seek to add a new  independent director as promptly as practicable who will be identified in consultation  with
Steel Partners II, will be a recognized  corporate  governance  expert and, when elected,  will join a committee  of the Issuer's  Board of  Directors  that will consider corporate governance matters.  Steel Partners II has agreed to withdraw its prior  shareholder  proposal  and vote its  Shares in favor of the  Issuer's nominees for election at its 2005 annual meeting of  shareholders,  and,  unless
Steel Partners II terminates its observer  rights before December 31, 2005, also at the Issuer's 2006 annual meeting of shareholders.  During the Holding Period,
Steel  Partners  II  may  not  (and  may  not  enter  into  any  discussions  or arrangements to) acquire or offer or propose to acquire beneficial  ownership of any Shares or securities  convertible  into or exercisable or  exchangeable  for
Shares if the effect of such  acquisition  would be to  increase  its  aggregate beneficial  ownership  of Shares to 19.9% or more of the total  number of Shares then outstanding.  During this period, Steel Partners II is also restricted from taking  specified  actions with respect to its  investment  in the Issuer as set forth in further detail in the  Agreement.  The Agreement also includes a mutual release of claims between Steel Partners II and the Issuer.  In accordance  with the  Agreement,  the parties  issued on February 15, 2005 a joint press  release announcing the execution of the Agreement,  the form of which is attached hereto as Exhibit 8 and is incorporated herein by reference.

   Item 5(a) is hereby amended and restated to read as follows:

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon  54,519,818  Shares  outstanding,  which is the total number of Shares  outstanding as of January 31, 2005 as reported in the Issuer's
Annual Report on Form 10-K filed with the Securities and Exchange  Commission on
February 14, 2005.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 6 of 22 pages
----------------------------                           -------------------------

            As of the close of business on February 16, 2005,  Steel Partners II beneficially  owned 3,973,100  Shares,  constituting  approximately  7.3% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 3,973,100  Shares owned by Steel Partners
II,  constituting  approximately  7.3% of the  Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 3,973,100  Shares owned by Steel Partners II,  constituting approximately 7.3% of the Shares  outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  3,973,100  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

   Item 5(c) is hereby amended to add the following:

            (c) There have been no  transactions  in the Shares by the Reporting
Persons during the past sixty days.

   Item 6 is hereby amended to add the following:

            Reference is made to the Agreement  defined and described in Item 4.
As of the close of business  on  February  16,  2005,  Steel  Partners II was no
longer short on put options of the Issuer.

   Item 7 is hereby amended to add the following exhibits:

            7.    Shareholder  Agreement by and between Steel  Partners II, L.P.
                  and GenCorp Inc., dated February 15, 2005.

            8.    Joint Press Release, dated February 15, 2005.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 7 of 22 pages
----------------------------                           -------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2005               STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                         /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 8 of 22 pages
----------------------------                           -------------------------

                                  EXHIBIT INDEX

                       Exhibit                                            Page
                       -------                                            ----

1.  Joint Filing  Agreement by and between Steel Partners II, L.P. and     --
    Warren G. Lichtenstein,  dated as of December 11, 2002 (previously filed).

2.  Joint Filing Agreement by and among Steel Partners II, L.P., Steel     --
    Partners,  L.L.C. and Warren G. Lichtenstein,  dated as of January
    21, 2004 (previously filed).

3.  Letter to the Board of Directors of GenCorp Inc.,  dated  November     --
    11, 2004 (previously filed).

4.  Letter  to  the   Chairman  of  the   Corporate   Governance   and     --
    Environmental / Government Issues Committee of GenCorp Inc., dated
    November 2, 2004 (previously filed).

5.  Letter to the Board of Directors of GenCorp Inc.,  dated  November     --
    15, 2004 (previously filed).

6.  Letter to the Board of Directors of GenCorp Inc.,  dated  November     --
    19, 2004 (previously filed).

7.  Shareholder  Agreement by and between Steel  Partners II, L.P. and   9 to 20
    GenCorp Inc., dated February 15, 2005.

8.  Joint Press Release, dated February 15, 2005.                       21 to 22

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 9 of 22 pages
----------------------------                           -------------------------

                              SHAREHOLDER AGREEMENT

     This Shareholder Agreement, dated February 15, 2005 (this "AGREEMENT"),  by and  between  GenCorp  Inc.,  an Ohio  corporation  (the  "COMPANY"),  and Steel
Partners II, L.P., a Delaware limited partnership ("STEEL"),  for itself and its
Affiliates (collectively, "SHAREHOLDER").

                                    RECITALS

     A.  As of  the  date  of  this  Agreement,  Shareholder  Beneficially  Owns
3,973,100  shares (the  "OWNED  SHARES")  of Common  Stock,  par value $0.10 per share, of the Company (the "COMMON SHARES").

     B. The Company  and  Shareholder  desire to provide for certain  agreements with respect to the election of directors,  the release of certain  Claims,  the
Common Shares Beneficially Owned by Shareholder and other matters.

     NOW, THEREFORE, in consideration of the covenants herein and other good and valuable  consideration,  the  receipt  and  sufficiency  of  which  are  hereby acknowledged, the Company and Shareholder hereby agree as follows:

                             SECTION 1. DEFINITIONS

     1.1 CERTAIN  DEFINITIONS.  In  addition to any other terms  defined in this
Agreement,  for  purposes  of this  Agreement,  the  following  terms  have  the following meanings when used herein with the initial capital letters:

          (a) "AFFILIATE" has the meaning  ascribed  thereto in Rule 12b-2 under the Exchange Act.

          (b) "ASSOCIATE" has the meaning  ascribed  thereto in Rule 12b-2 under the Exchange Act.

          (c)  "BENEFICIAL   OWNER"  and  "BENEFICIALLY   OWN"  are  defined  in
accordance with the term  "beneficial  ownership" as defined in Rule 13d-3 under the Exchange  Act, and a Person will also be deemed to be the  Beneficial  Owner of, and to Beneficially  Own, Common Shares that such Person or any Affiliate of such  Person  has the  right to  acquire  (whether  such  right  is  exercisable immediately  or only  after the  passage  of time)  pursuant  to any  agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants, options or otherwise.

          (d) "BOARD"  means the  Directors of the Company in their  capacity as such.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 10 of 22 pages
----------------------------                           -------------------------

          (e) "CLAIM"  means any  action,  claim,  complaint,  right or cause of action,  debt,  demand  or suit of any  kind or  nature  whatsoever,  statutory, equitable  or legal,  foreseen  or  unforeseen,  known or  unknown,  matured  or unmatured.

          (f)  "EXCHANGE  ACT" means the  Securities  Exchange  Act of 1934,  as amended, and the rules and regulations thereunder.

          (g) "HOLDING  PERIOD"  means the period  beginning on the date of this
Agreement and ending on February 15, 2007, PROVIDED, HOWEVER, the Holding Period
will end on February 15, 2006 if Shareholder irrevocably waives its rights under
SECTION 2.2 hereof in writing on or prior to December 31, 2005 (such waiver, the
"HOLDING PERIOD TERMINATION NOTICE").

          (h) "INDEPENDENT DIRECTOR" means an individual (1) who qualifies as an
"independent  director"  of the  Company  under the rules of the New York  Stock
Exchange,  as such rules may be amended,  supplemented  or replaced from time to time, and (2) who is not an Affiliate or an Associate of Shareholder.

          (i) "NEW DIRECTOR" means an individual who qualifies as an Independent
Director and is a recognized  corporate  governance  expert elected or nominated for election by the Board based on the  recommendation of the Board's nominating committee (the "NOMINATING COMMITTEE") following consultation with Steel.

          (j) "OBSERVER"  means Warren G.  Lichtenstein  or Jack L. Howard or if both  Messrs.  Lichtenstein  or Howard  cease to serve as an  Observer  or to be affiliated  with the  general  partner of Steel (the "STEEL GP") for any reason, any senior  executive of the Steel GP designated by  Shareholder  and reasonably acceptable to the Company after consultation with the Nominating Committee.

          (k) "PERSON" has the meaning given to such term in SECTION  3(a)(9) of the Exchange Act, as supplemented by the rules and regulations thereunder.

          (l) "2005 ANNUAL  MEETING"  means the annual  meeting of the Company's shareholders  to be held during the 2005  calendar  year,  and the "2006  ANNUAL
MEETING" and "2007 ANNUAL  MEETING" mean the annual  meetings of shareholders of the Company in the consecutive calendar years.

            SECTION 2. DIRECTORS; GOVERNANCE; SHAREHOLDER PROPOSALS

          2.1 NEW DIRECTOR.  The Company will seek in good faith to identify and cause to be elected a New  Director as promptly as  reasonably  practicable.  In connection  therewith,  Steel may nominate  individuals for consideration by the
Nominating  Committee,  and the  Company  will  consult in good faith with Steel prior to the initial appointment of the New Director.  If a New Director has not been  elected to the Board by June 30,  2005,  then,  notwithstanding  any other provision  hereof (but subject to Section  7.10),  upon notice from  Shareholder this Agreement will terminate.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 11 of 22 pages
----------------------------                           -------------------------

     2.2 OBSERVER.  (a) During the Holding Period, the Observer will (1) receive copies  of all  notices  and  written  information  furnished  to the  Board  at substantially  the same  time  they are so  furnished,  (2) be  permitted  to be present at all meetings of the Board (whether by phone or in person), subject to the Chairman of the Board's (the "CHAIRMAN")  right to exclude the Observer from being  present at any executive  session of the Board,  any session in which the chief executive  officer is excused and at any session during which matters that the Chairman  determines in good faith that  Shareholder has an interest that is in addition to or different  from the  interests of the  Company's  shareholders generally,  and (3) be reimbursed  for all  out-of-pocket  expenses  incurred in attending  any such  meeting on the same basis as the  Directors of the Company, but not be entitled  to  Directors'  fees or other  compensation  in  connection therewith.

          (b)  Shareholder  (1)  acknowledges  that  the  U.S.  securities  laws prohibit  any person  who has  access to  material  nonpublic  information  from trading while in possession of such information or providing that information to others in certain  circumstances,  and agrees to comply with these requirements, and (2) will maintain in strict confidence all nonpublic information it receives whether by virtue of this  SECTION 2.2 or  otherwise;  PROVIDED,  HOWEVER,  that nothing in this clause (2) will prohibit  Shareholder  from  disclosing any such information  to its  attorneys,  accountants  or financial or other  advisors in connection  with its  assessment of its  investment in the Company.  Shareholder will cause all such Persons to maintain the confidentiality of information as if they were direct parties  hereto and be responsible  for any failure by any such
Person to do so.

          (c) Shareholder hereby withdraws all of its prior proposals under Rule
14a-8 under the Exchange Act,  including without  limitation Steel's November 2,
2004 shareholder proposals thereunder (the "11-2-04 PROPOSAL").

     2.3 VOTING.  At any meeting of  shareholders  at which  directors are to be elected during the Holding Period  (including at the 2005 Annual Meeting and, if applicable, the 2006 Annual Meeting),  Shareholder shall take such action as may be required so that all Common Shares  Beneficially  Owned by  Shareholder as of
the record  dates for such  meetings  are voted for the election of the slate of nominees for election to the Board selected by a majority of the directors.

     2.4 QUORUM.  A  representative  or  representatives  of Shareholder will be present,  in person or by proxy,  at any meeting of  shareholders of the Company during  the  Holding  Period so that all  Common  Shares  Beneficially  Owned by
Shareholder  may be counted for the purpose of  determining  the  existence of a quorum at such meeting.

     2.5 GOVERNANCE STRUCTURES;  COMMITTEES.  During the Holding Period, (a) the
Company  agrees to take such steps as are  necessary to establish or designate a committee comprised solely of Independent Directors, including the New Director, to conduct an annual review of the Company's  governance  structures,  including its constituent  documents and the matters  referenced in the 11-2-04  Proposal,

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 12 of 22 pages
----------------------------                           -------------------------

and (b) the number of directors will not exceed ten. The 2006 Annual Meeting and
2007 Annual  Meeting will be held no earlier than  February 16th of the relevant year.

                              SECTION 3. RELEASES

     3.1 COMPANY  RELEASE.  The  Company,  on behalf of itself,  its  directors, officers,  employees,  representatives and agents,  (collectively,  the "COMPANY
RELEASORS") does hereby, fully and forever,  release and discharge  Shareholder, its partners,  directors,  officers, employees,  attorneys,  representatives and agents (collectively,  the "SHAREHOLDER RELEASEES") from any and all Claims that the  Company  Releasors  have,  may have or  might  claim  to have  against  the
Shareholder Releasees through the date hereof.

     3.2  SHAREHOLDER  RELEASE.  The  Shareholder,  on  behalf  of  itself,  its
partners,   directors,   officers,   employees,   representatives   and  agents,
(collectively,  the  "SHAREHOLDER  RELEASORS")  does hereby,  fully and forever,
release  and  discharge  the  Company,  its  directors,   officers,   employees,
attorneys,  representatives and agents  (collectively,  the "COMPANY RELEASEES")
from any and all Claims that the  Shareholder  Releasors have, may have or might claim to have against the Company Releasees through the date hereof.

     3.3 NO ADMISSION OF  LIABILITY,  ETC. The releases  provided for herein are given and received for the purpose of compromising  disputed claims.  The giving and  receiving  of such  releases  are  not,  and may  not be  construed  to be, admissions  of  liability on the part of any Person but are made for the purpose of  terminating  among the parties  hereto all disputes and any other actions or causes of action of every kind and nature,  legal or  equitable,  relating to or arising  out  of  Steel's  letter  to  the  Company  dated  November  11,  2004.
Notwithstanding any other provision hereof, the Company's release in SECTION 3.1 does not constitute a release of, or otherwise effect, any claim by or on behalf of any shareholder of the Company; provided that (a) the Company will not of its own  volition  assist any  shareholder  in  asserting  any such  claim,  and (b)
Shareholder  will not of its own  volition  assist any other Person in asserting any claim against any Company Releasee.

             SECTION 4. AGREEMENTS REGARDING VOTING AND SECURITIES

     During the Holding Period and for 10 calendar days thereafter:

     4.1 ACQUISITION OF SECURITIES.  Shareholder may not (and may not enter into any  discussions or  arrangements  with any Person to),  directly or indirectly, acquire,  or offer or propose to  acquire,  Beneficial  Ownership  of any Common
Shares or securities  convertible into or exercisable or exchangeable for Common
Shares  ("CONVERTIBLE  SECURITIES"),  in each case now or hereafter  outstanding
(collectively,   "SECURITIES,"   and  all  Securities   Beneficially   Owned  by
Shareholder, including the Owned Shares, being referred to herein as "RESTRICTED
SECURITIES"),  if the  effect  of such  acquisition  would  be to  increase  the

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 13 of 22 pages
----------------------------                           -------------------------

aggregate Beneficial Ownership of Restricted  Securities of Shareholder to 19.9%
or more of the total number of Common Shares then  outstanding  (the "PERCENTAGE
LIMITATION").

     4.2 PROXY SOLICITATIONS.  Subject to SECTION 4.10, Shareholder may not (and
may not enter into any discussions or arrangements with any Person to), directly or indirectly, solicit proxies or initiate, propose or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange
Act) in opposition to any matter that has been  recommended by a majority of the directors of the Company or in favor of any matter that has not been approved by a majority  of the  directors  of the  Company or seek to advise,  encourage  or influence any Person with respect to the voting of Securities in such manner, or initiate  or  encourage  or attempt to  encourage  any Person to  initiate,  any shareholder proposal relating to the Company.

     4.3 GROUP PARTICIPATION.  Subject to SECTION 4.10, Shareholder may not (and
may not enter into any  discussions  or  arrangements  with any Person to) form, join or in any way  participate  in a  group  (within  the  meaning  of  Section
13(d)(3) of the  Exchange  Act) with respect to any  securities  of the Company, including  for the  purpose  of  acquiring,  holding,  voting  or  disposing  of
Securities, except as otherwise required by this Agreement.

     4.4 VOTING TRUST OR ARRANGEMENT. Shareholder may not deposit any Restricted
Securities  in a voting  trust  or  subject  any  Restricted  Securities  to any arrangement  or  agreement  with  respect  to  the  voting  of  such  Restricted
Securities unless such voting trust,  arrangements or agreements comply with and are subject to the provisions of this Agreement.

     4.5 SHAREHOLDER  LIST.  Subject to SECTION 4.10,  without the express prior written  approval of the Company,  Shareholder may not,  directly or indirectly, seek,  request or obtain,  or assist any other Person in seeking,  requesting or obtaining,  the stock ledger, any list of security holders of the Company or any other books and records of the Company.

     4.6  SHAREHOLDER  MEETINGS.  Subject to SECTION  4.10,  without the express prior  written  approval  of the  Company,  Shareholder  will not,  directly  or indirectly,  call or seek to have called,  or assist any other Person in calling or seeking to call, any special  meeting of the  shareholders of the Company for any  reason or  execute  any  written  consent  with  respect  to the  Company's
Securities.

     4.7 OTHER  TRANSACTIONS.  Shareholder  may not, no  director  or  executive officer of  Shareholder  may,  and  Shareholder  will cause its other  officers, employees or agents (including investment bankers) not to, (i) induce or attempt to  induce  or give  encouragement  to any  Person,  or enter  into any  serious substantive  discussions or negotiations  with any Person, in furtherance of any tender offer,  merger or any other form of business  acquisition  or combination transaction  in which  Securities  would be  acquired  or (ii)  make any  public announcement  with respect to, or submit any proposal  for, the  acquisition  of

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CUSIP No. 368682100                   13D                   Page 14 of 22 pages
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Beneficial  Ownership of any Securities if the effect of such acquisition  would be to cause the  Beneficial  Ownership of  Shareholder  to exceed the Percentage
Limitation,  or for or with respect to any extraordinary  transaction or merger, consolidation,  sale of substantial assets or business combination involving the
Company or any of its Affiliates, whether or not any Persons other than partners or members of  Shareholder  are involved and whether or not such proposal  might
require  the  making  of  a  public   announcement  by  the  Company  ("BUSINESS
COMBINATION"); PROVIDED, HOWEVER, that nothing in this SECTION 4.7 will, or will be construed,  directly or  indirectly,  to limit any rights of  Shareholder  to offer, sell or otherwise dispose of shares of Restricted  Securities pursuant to any  transaction  effected in  accordance  with SECTION 4.8.  Subject to SECTION
4.10,  Shareholder may not, no director or executive officer of Shareholder may, and Shareholder  will cause its other officers,  employees or agents  (including investment bankers) not to, (x) without the prior written consent of the Company signed by the Chairman or CEO,  propose any individual for election to the Board or submit any shareholder proposal to the Company, (y) without the prior written consent of the Chairman or CEO, seek the removal of any Director of the Company, or (z)  otherwise  act alone or in  concert  with  others to seek to  control or influence the  management  or policies of the Company or any of its  Affiliates,
including,   without   limitation,   taking   any   action  to  seek  to  obtain
representation  on the Board or the board of directors  of any  Affiliate of the
Company or to seek the  removal of any  director  or a change in the size of the
Board or the board of  directors of any  Affiliate  of the  Company.  Subject to
SECTION  4.10,  Shareholder  will not,  directly or  indirectly,  enter into any discussions  or  arrangements  with  any  Person  with  respect  to  any  of the agreements set forth in this SECTION 4.7;  PROVIDED,  HOWEVER,  that (a) nothing herein will  prohibit  Shareholder  from making a proposal to the Board to enter into a Business  Combination  that (1) is made  confidentially  and not publicly disclosed, whether in a press release, SEC filing or otherwise, (2) is expressly conditioned on the  continuing  maintenance  of its  confidentiality  and is not intended to, or made in  circumstances  in which it could reasonably be expected to,  result in its  public  disclosure  by the  Company,  and (3) is  subject to approval by the Board,  and (b) this SECTION 4.7 will  terminate (i) on the date of any public  announcement  by the Company  that the Company is  negotiating  a
Business  Combination with a third party to the date such negotiations cease, or
(ii) following the public  announcement  by the Company that it has entered into an agreement for a Business Combination with a third party.

     4.8  DISPOSITIONS.  (a) Except as otherwise  permitted by this Agreement or with the express prior written approval of the Company, Shareholder may not (and may not enter into any discussions or arrangements with any Person to), directly or indirectly, offer, sell, dispose of, transfer or hypothecate ("TRANSFER") any
Restricted Securities other than a Permitted Transfer or in privately negotiated transactions  in which  Restricted  Securities are not  Transferred to any other
Person  or group  who or  which  would  immediately  thereafter,  to the  actual knowledge of Shareholder after reasonable inquiry, Beneficially Own more than 5%
of the  total  number  of  Common  Shares  then  outstanding  or in open  market transactions.

          (b) The term  "Permitted  Transfer"  will mean and  include any of the following:  (i) any Transfer to or through a nationally recognized broker-dealer

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CUSIP No. 368682100                   13D                   Page 15 of 22 pages
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so long as there is no agreement,  understanding or knowledge as to the identity of the purchaser(s); (ii) any Transfer pursuant to a transaction effected on the floor of the New York Stock Exchange or any other national exchange,  Nasdaq, or any inter-dealer quotation system in which Shareholder has no knowledge that the purchaser  is a  person  who,  after  giving  effect  to  such  Transfer,  would beneficially  own 5% or more of the  outstanding  Common  Shares;  or (iii)  any
Transfer pursuant to a tender or exchange offer.

     4.9 AMENDMENT AND WAIVER.  Shareholder  may not (and may not enter into any discussions or arrangements with any Person to), directly or indirectly, request that the Company (or any of its officers, directors, representatives,  trustees, employees,  attorneys,  advisers, agents, Affiliates or associates) waive, amend or modify in any material respect any  restrictions  contained in this Agreement
(or waive,  amend or modify  this  SECTION  4.9),  it being  understood  that no request  whatsoever  may be made that (a) is  disclosed,  or is  required  to be disclosed,  by Shareholder to any Person or in any filing under the Exchange Act
(including,  without limitation, under Section 13(d) thereof) or (b) the Company might be required to publicly disclose.

     4.10 PERMITTED  ACTIVITY.  Nothing  contained in this Agreement shall limit
Shareholder from taking any of the actions otherwise  prohibited in Sections 4.2 or 4.5 of this  Agreement in  connection  with any annual or special  meeting of shareholders scheduled to take place at any time following the expiration of the
Holding Period  (including the 2006 Annual  Meeting or 2007 Annual  Meeting,  as
applicable,  if Shareholder has given the Holding Period  Termination  Notice by
December  31,  2005),  including,   without  limitation,   nominating  directors
requesting  a  shareholder  list and  related  information,  or taking any other action related to the  solicitation of proxies or written consents or making any public filings or announcements in furtherance thereof.

     4.11 OTHER REQUIREMENTS.  For the avoidance of doubt, the covenants in this
Agreement,  including without  limitation this Section 4, are not intended to be and will not be interpreted as being an approval by the Board of any acquisition of stock by Steel  Partners or its  Affiliates  for purposes of any provision of
Ohio law.

            SECTION 5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Shareholder as follows:

     5.1  CORPORATE  EXISTENCE OF, AND DUE  AUTHORIZATION  AND EXECUTION BY, THE
COMPANY.  The Company is a corporation  duly organized,  validly existing and in good standing under the laws of the State of Ohio, with full corporate power and authority  to execute and deliver  this  Agreement,  to perform its  obligations
hereunder,  and  to  consummate  the  transactions   contemplated  hereby.  This
Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action of the Company. This Agreement has been duly  executed and  delivered by the Company and  constitutes  a legal,

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CUSIP No. 368682100                   13D                   Page 16 of 22 pages
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valid and binding obligation of the Company,  enforceable against the Company in accordance with its terms.

     5.2 NO  CONFLICTS.  The  execution  and delivery of this  Agreement and the consummation of the  transactions  contemplated  hereby do not conflict with, or result in any  violation  of or default  under,  any  provision  of the  Amended
Articles of Incorporation or Amended Code of Regulations of the Company.

            SECTION 6. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

     Shareholder represents and warrants to the Company as follows:

     6.1 EXISTENCE  OF, AND DUE  AUTHORIZATION  AND  EXECUTION BY,  SHAREHOLDER.
Shareholder is a limited  partnership duly organized,  validly existing,  and in good  standing  under the laws of the  State of  Delaware,  with full  power and authority  to execute and deliver  this  Agreement,  to perform its  obligations
hereunder,  and  to  consummate  the  transactions   contemplated  hereby.  This
Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action of Shareholder.  This Agreement has been duly executed and delivered by Shareholder  and  constitutes a legal,  valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

     6.2 NO  CONFLICTS.  The  execution  and delivery of this  Agreement and the consummation of the  transactions  contemplated  hereby do not conflict with, or result in any violation of or default  under,  any provision of any  partnership agreement or other  constituent  documents of Shareholder or of any agreement or instrument binding upon Shareholder.

     6.3  BENEFICIAL  OWNERSHIP  OF  COMMON  SHARES.  As of  the  date  of  this
Agreement,  (a)  Shareholder  Beneficially  Owns the Owned  Shares  and no other
Securities,  and (b) to the actual  knowledge  of  Shareholder,  no Affiliate of
Shareholder Beneficially Owns any Securities.

                            SECTION 7. MISCELLANEOUS

     7.1 SPECIFIC ENFORCEMENT. The parties acknowledge that the Company would be irreparably  damaged  in the  event any  provision  of this  Agreement  were not performed in accordance with its specific terms or were otherwise  breached.  It is  accordingly  agreed that the Company  will be entitled to an  injunction  or injunctions to prevent  breaches of this Agreement and to  specifically  enforce this Agreement and the terms and provisions  thereof in any action instituted in any court of the  United  States  or any state  thereof  having  subject  matter jurisdiction,  in  addition  to any other  remedy to which  the  Company  may be entitled, at law or in equity.

     7.2 MODIFICATION;  WAIVER. (a) This Agreement may be modified in any manner and at any time by written instrument executed by the parties and (b) any of the terms,  covenants and  conditions of this Agreement may be waived at any time by

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CUSIP No. 368682100                   13D                   Page 17 of 22 pages
----------------------------                           -------------------------

the party entitled to the benefit of such term, covenant or condition.

     7.3  NOTICES.   All  notices,   requests,   demands,   claims,   and  other
communications  hereunder will be in writing and will be delivered by electronic transmission:

          (a)  if to the Company, to:

               GenCorp Inc.
               Highway 50 and Aerojet Road
               Rancho Cordova, California 95670
               Facsimile:  (916) 351-8665
               ATTENTION:  Mark A. Whitney, Vice President,
                           Deputy General Counsel and Assistant Secretary
               EMAIL:  mark.whitney@gencorp.com

               with a copy to:

               Jones Day
               222 East 41st Street
               New York, New York  10017
               Facsimile:  (212) 755-7306
               ATTENTION:  Robert A. Profusek, Esq.
               EMAIL:  raprofusek@jonesday.com

          (b)  if to Shareholder, to:

               Steel Partners II, L.P.
               590 Madison Avenue
               32nd Floor
               New York, New York 10022
               Facsimile:  (212) 758-5789
               ATTENTION:  Warren G. Lichtenstein
               EMAIL: warren@steelpartners.com

               with a copy to:

               Olshan Grundman Frome Rosenzweig & Wolosky LLP
               Park Avenue Tower
               65 East 55th Street
               New York, New York 10022
               Facsimile:  (212) 451-2222
               ATTENTION:  Steven Wolosky, Esq.
               EMAIL:  swolosky@olshanlaw.com

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CUSIP No. 368682100                   13D                   Page 18 of 22 pages
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          (c) or, in each case, at such other address or to such other Person as may be specified in writing to the other party.

          (d)  Notwithstanding  any other provision  hereof,  any Holding Period
Termination  Notice will be operative for purposes of this  Agreement only if it is given in  accordance  with  this  Section  and  expressly  states  that it is effective when delivered as herein provided.

     7.4 PARTIES IN INTEREST;  ASSIGNMENT. This Agreement and all the provisions hereof are  binding  upon and will inure to the benefit of the parties and their respective  successors and permitted assigns, but neither this Agreement nor any of the rights,  interests and obligations hereunder may be assigned or delegated by either party without the prior written consent of the other party. Nothing in this  Agreement,  whether  expressed  or implied,  may be  construed to give any
Person  other than the parties  any legal or  equitable  right,  remedy or claim under or in respect of this Agreement.

     7.5   COUNTERPARTS.   This  Agreement  may  be  executed  in  one  or  more
counterparts,  all of  which  will  constitute  one  and  the  same  instrument.

     7.6 HEADINGS;  REFERENCES.  The section  headings of this Agreement are for convenience  of  reference  only and will not be deemed  to alter or affect  the meaning or interpretation of any provisions hereof.  Unless otherwise specified, references to "Sections" are to Sections of this Agreement.

     7.7  GOVERNING  LAW,  ETC.  This  Agreement is governed by and construed in accordance  with  the  internal  laws of the  State of New  York  applicable  to contracts  made and to be performed  therein,  without regard to the conflict of laws  principles.  Each party  submits to  exclusive  jurisdiction  and venue of federal  or state  courts  in New York,  New York and  agrees  not to  institute litigation in any other forums in respect of the  interpretation  or enforcement of this Agreement (except for proceedings to obtain enforcement of an order of a
New York, New York federal or state court).

     7.8  SEVERABILITY.  If one or more of the  provisions of this Agreement are held by a court of competent  jurisdiction to be invalid, void or unenforceable, the remainder of the  provisions of this Agreement will remain in full force and effect.

     7.9 PRESS RELEASE. Immediately following the execution and delivery of this
Agreement,  the Company  and  Shareholder  shall  issue the joint press  release attached hereto as Schedule A (the "PRESS RELEASE").  None of the parties hereto will  knowingly  make any public  statements  (including  in any filing with the
Securities  and Exchange  Commission  or any other  regulatory  or  governmental agency,  including any stock  exchange)  that are  inconsistent  in any material respect with the statements in the Press Release issued pursuant to this SECTION
7.9.  Following  the date  hereof,  Shareholder  shall  not  issue or cause  the publication  of any press release or other public  announcement  with respect to this  Agreement,  the  Company,  its  management  or the Board or the  Company's business without prior written consent of the Company;  PROVIDED,  HOWEVER, that

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CUSIP No. 368682100                   13D                   Page 19 of 22 pages
----------------------------                           -------------------------

Shareholder  may file an  amendment  to its  Schedule  13D with  respect  to its investment  in the  Company  and either  party may  otherwise  make such  public announcements  as its counsel  reasonably  determines  are  required by law as a result of a  statement,  fact or  development  that  itself  does not  breach or conflict with the terms of this Agreement so long as the other party is afforded reasonable  advance notice thereof and an opportunity to comment on the form and substance thereof.

     7.10 SURVIVAL.  Sections  2.2(b) and 3 will survive the termination of this
Agreement and/or the expiration of the Holding Period.

     7.11  EXPENSES.  Promptly  after the receipt of  reasonable  substantiating documentation,  the Company will reimburse the  Shareholder for up to $50,000 of its reasonable costs and expenses incurred in connection with its negotiation of this Agreement.

                         [SIGNATURES ON FOLLOWING PAGE]

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CUSIP No. 368682100                   13D                   Page 20 of 22 pages
----------------------------                           -------------------------

     IN WITNESS  WHEREOF,  each party has caused its respective  duly authorized representative to execute this Shareholder  Agreement as of the date first above written.

                              GENCORP INC.

                              By: /s/ Terry L. Hall
                                  -------------------------------------------
                                  Terry L. Hall, Chairman of the Board,
                                  Chief Executive Officer and President

                              STEEL PARTNERS II, L.P.

                              By:  Steel Partners, L.L.C., its General Partner

                                   By: /s/ Warren G. Lichtenstein
                                       ------------------------------
                                       Warren G. Lichtenstein, Managing Member

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CUSIP No. 368682100                   13D                   Page 21 of 22 pages
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[GRAPHIC OMITTED]

NEWS RELEASE

FOR IMMEDIATE RELEASE

                           GENCORP AND STEEL PARTNERS
                           SIGN SHAREHOLDER AGREEMENT

SACRAMENTO,  CALIF. AND NEW YORK, N.Y. - February 15, 2005 - GenCorp Inc. (NYSE:
GY) and Steel Partners II, L.P., a 7.3%  stockholder of GenCorp,  announced that they have entered into a shareholder agreement.

Under the  agreement,  a  representative  of Steel Partners will be permitted to attend all GenCorp board of directors'  meetings as a non-voting  observer,  and
GenCorp will add a new independent director as promptly as practicable.  The new director, who will be identified in consultation with Steel Partners,  will be a recognized corporate governance expert and, when elected,  will join a committee of GenCorp's board that will consider corporate  governance  matters,  including the governance changes proposed by Steel Partners last November.

Steel  Partners  has agreed to withdraw  its  shareholder  proposal and vote its shares in favor of GenCorp's  nominees  for  election at  GenCorp's  2005 annual shareholders' meeting, and, unless Steel Partners terminates its observer rights before December 31, 2005, also at GenCorp's 2006 annual shareholders' meeting.

Terry Hall,  GenCorp's  Chairman  and Chief  Executive  Officer,  said,  "We are committed  to  building  long-term  shareholder  value  and  believe  that  this agreement is a positive step in that direction." Warren G.  Lichtenstein,  Steel
Partners'  managing partner,  said, "We are pleased with GenCorp's  agreement to appoint an  independent  corporate  governance  expert to its board,  as well as
GenCorp's  agreement  to consider  corporate  governance  improvements.  We look forward  to  working  together  with  the  Company  to  increase  value  for all shareholders."

The foregoing  description of the  shareholder  agreement does not purport to be complete and is qualified in its entirety by reference to the  agreement,  which is being  filed as  exhibits to  GenCorp's  and  separate  Steel  Partners'  SEC filings.

                                     -more-

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CUSIP No. 368682100                   13D                   Page 22 of 22 pages
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ABOUT GENCORP
GenCorp is a leading  technology-based  manufacturer  of  aerospace  and defense products  and  systems  with  a  real  estate  business  segment  that  includes activities related to the development, sale and leasing of GenCorp's real estate assets.  Additional  information  about  GenCorp  can be  obtained  by  visiting
GenCorp's web site at http://www.GenCorp.com.

ABOUT STEEL PARTNERS
Steel Partners is a private investment partnership.

FORWARD-LOOKING STATEMENTS
Statements  in  this  press  release,   which  are  not  historical  facts,  are
"forward-looking  statements"  that  involve  risks  and  uncertainties.  For  a discussion of such risks and uncertainties,  which could cause actual results to differ  from  those  contained  in the  forward-looking  statements,  see  "Risk
Factors" in GenCorp's  Annual  Report or Form 10-K for the most  recently  ended fiscal year and other GenCorp SEC filings.

GENCORP CONTACTS

Yasmin Seyal, senior vice president and chief financial officer 916.351.8585
Linda Cutler, vice president, corporate communications 916.351.8650
Judith Wilkinson/Jeremy Jacobs, Joele Frank, Wilkinson Brimmer Katcher
212.355.4449

STEEL PARTNERS CONTACT
Lauren Leiman 212.758.3232

                                       ###